[CAPTION]
                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB

                   General Form for Registration of Securities
                            of Small Business Issuers
                          Under Section 12(b) or (g) of
                       the Securities Exchange Act of 1934


                   TXON INTERNATIONAL DEVELOPMENT CORPORATION
                         (Name of Small Business Issuer)


Nevada                                                  87-0629754
(State or Other                                         I.R.S. Employer
Jurisdiction of                                         Identification
Incorporation or                                        Number
Organization)

                3672 Cove Point Drive, Salt Lake City, UT 84109
         (Address of Principal Executive Offices including Zip Code)

                                 (801) 557-5785
                           (Issuer's Telephone Number)

        Securities to be Registered Under Section 12(b) of the Act:
None

Securities to be Registered Under Section 12(g) of the Act:

                   Common Stock, $.001 Par Value

ITEM 1. DESCRIPTION OF BUSINESS. (Item 101 of Regulation S-B)

     Txon International Development Corporation(the "Company"), was incorporated on January 29, 1998 under the laws of the State of Nevada to engage in any lawful corporate undertaking, including, but not limited to construction and development services for corporate global expansion. The Company has been in the development stage since inception and has very limited operations to date due to a lack of capital.

    The Company has been formed to address what management believes is an unmet demand for a single entity with the ability to provide an extensive array of commercial real estate development and facility expansion services to major U.S. and multinational corporations. Management believes that the growing need of large corporations to establish facilities throughout the United States and the world from which to expand into the global economy has created demand for employee housing, ex-patriot compounds, office space, manufacturing and related production facilities. Txon believes development, construction and management capabilities on a world-wide basis can be met most efficiently by a single provider.

     The company intends to offer services in real estate finance, development, construction, planning, design, furnishings and engineering.

     The company does not have any significant assets. Its belief that it will be able to provide marketable services is based solely on the skill, experience and contacts of the individuals who are affiliated with the Company. At the present time the Company has five full time employees who have received sporadic compensation due to the Company's minimal financial situation. They have also received founder's shares of the Company. (See "Directors, Executive Officers, Promoters and Control Persons"). The company anticipates that its first projects will involve provision of development services to companies who will themselves fund the acquisition, development and construction of the real estate facilities they require. Depending on the level of service provided, the Company will seek to surrender cash payments in exchange for equity positions in some projects. The company will also seek opportunities to joint venture real estate projects and other business ventures. No assurances can be given that the Company will be successful in locating or reaching agreements with businesses willing to engage the Company's services or enter into equity compensation or joint ventures with it to develop, build ormanage real estate projects, or that it will be able to find financing sources sufficient to permit the Company to build such projects itself.

     As a result of their long term employment as real property development professionals for Exxon and many other Texas companies, members of the Company's management have formed friendships and associations with experts in many of the areas in which Txon seeks to provide real estate related services to large national and international corporations seeking to build a variety of physical facilities worldwide. Management believes these relationships will permit Txon to obtain assistance from knowledgeable experts through independent consulting agreements, joint ventures agreements, subcontracts, and otherwise, from persons and organizations who will be willing to assist the Company in addressing local construction customs or requirements and address particular development and construction problems wherever they may occur. It is hoped that these relationships, coupled with the skill of Txon's inside management, will help to establish it as a leader in the field of large-scale development and facility expansion services.

     The Company intends to operate through four main operating divisions including (1) fee development and construction services, (2) development related financial services (3)co-investments of development projects and acquisition of related real estate companies, and (4)property ownership or equity and operations management.

     In more detail the Development and Construction Services Division is intended to include site acquisition services, procurement of approvals and permits, design and engineering coordination, construction bidding and management, tenant finish coordination, general contracting and complete project advisory services. These services are fee based for third party clients. The Development Financial Services Division will be designed to assist clients in connection with the arrangement of short and long term financing of office, industrial, housing, and retail space. The Company's Co-investment and Acquisition Division will attempt to identify and pursue opportunities for the Company to grow through outside related project and business purchases or investments, on a national and global basis, but only as they are specifically related to the Company's core expertise.

Finally, the long term Property Ownership and Operations Management division will seek to locate projects in which the Company can obtain an equity interest or participate as a percentage of profits in exchange for services rendered ex-patriate, specialize in running the business operations of such company owned hotels, expatriot housing compounds, leased out corporate facilities, and resort conference centers as the Company may be able to acquire.

     It is anticipated that approximately 90% of the Company's projects and clients will be based in Europe, Russia and other locations other than Utah, where the Company's executive offices are located. Officers and employees of the Company have established long term personal relationships with individuals and companies involved in the planning, development, design and construction of commercial real estate projects in Europe and Russia who have expressed a willingness to work with the Company on a contract basis to build develop and build projects in Europe and Russia.

Management believes the broad geographic service area the Company will be able to cover through these relationships will lead to economies in the cost of materials and labor. The ability to operate in numerous countries may also serve to limit exposure to an economic downturn in any single market.

     The Company believes that its key competitive advantage will lie in the experience and quality of its management team, its long term relationships and client or professional alliances, and its complete full service approach to meeting corporate expansion needs. Stephanie Harnicher and Robert Carter both worked in real estate development at Exxon for many years. Seymour
Tater, an architect and project planner, is Ms. Harnicher's father, and Jay Shapiro, who is intended to be involved in administration, is her brother-in-law These people have enjoyed long-term personal relationships.

    The Company's internal culture is rooted in the long-standing belief on its management in promoting talented individuals from within the organization based on closely measured performance criteria. The Company believes that its growth strategy, incentive-based compensation and the high level of ownership by Company insiders will provide further motivation to achieve exceptionally high performances.

    Members of the Company's management have successfully developed properties in many all segments of the commercial real estate industry. While at Exxon Ms Harnicher was involved in development of the Greenspointe
Shopping Cernter and office complex outside Houston, Texas and planned communities built by Exxon at Kingswood and Clear Lake, Texas.

    Though the Company believes that the experience and skill of its management may permit it to operate in the large-scale development services industry despite the fact that it does not presently have assets with which to fund any portion of its business plan except the offering of real estate development services, through its existing management.

     MARKETING. The Company intends to market its services through personal contact by members of Management with persons and organizations known to have real property expansion needs, through the formation of initial client relationships on a limited nature and seeking to expand the range of services the Company may be able to provide through providing exemplary services and developing an understanding of the client's development needs, and through referrals or prior client relationships. In order to insure that it provides services of a quality which will support extended customer relationships, Management intends to limit the services the Company offers to industries and project types in which it has particular expertise.

     Txon has already been approached by several landowners to assist them in feasibility studies and joint development of properties. Most of these contacts have come by way of contacts developed by the Company's management prior to their association with the Company while they were engaged in commercial real estate development, architecture, construction, and engineering while employed by others. Some contacts have evolved from the involvement of management in civic, philanthropic and professional associations. Specifically, management has approached developers who have pending plans for the construction of resorts and related facilities in Park City, Utah, Korea and Tinian in the Marianna Islands on the Pacific Rim with a view to participating in the planning and construction of the facilities either on a contract basis, or as a joint venturer if funding can be developed. No assurance can be given that any participation by the Company in these projects will be forthcoming.

GENERAL BUSINESS PLAN

     Txon International Development Corporation intends to operate as an international land and facilities developer with projects throughout the world.

     The company has brought together highly successful design, financial, business,project management, and construction experts with the credibility and experience to become a full-service development organization. Txon's Management believes it has the know-how and strategic relationships in numerous disciplines to get things done on time with quality, and within budget.

ACQUISITION. Txon has signed an agreement dated April 26,1999 to acquire a Utah based General Contracting firm, Furst Construction. Furst Construction has a similar business philosophy as Txon and is believed to share Txon's intent to provide quality development and construction services on a timely basis while maintaining high standards of ethics and integrity. Completion of this acquisition would permit the Company jhto capitalize on Furst's 18 years of experience by continuing Furst's existing business and by marketing Txon's wider range of services to Furst's existing client base. A sizeable percentage of Furst Construction's business is from repeat customers substantiating Furst's strong reputation for service and quality. The contract will permit the Company to acquire Furst Construction for a maximum price of $20 million cash and $2 million (at market) of the Company's shares, subject to adjustments based on contract revenues. A copy of the acquisition agreement is attached as an Exhibit hereto. The Commpany plans to fund this acquisition by engaging in one or more offerings of its common shares. If underwritings of the Company's shares cannot be effected, this acquisition will fail. No assurance can be given that the Company will be able to engage in any successful underwriting of its shares.

  While the Company intends to make every effort to complete the Furst Acquisition, it ability to acquire the financing necessary to meet its cash obligations under the agreement is so speculative that management does not presently believe there is a substantial probability that it will be able to complete the acquisition.

     Additionally, Txon has entered into negotiations for a joint venture affiliation with an established Irish International Architectural/Engineering and Construction management firm, Murray O'Laoire International (MOLI) with whom Robert Carter had established a long relationship during his tenures with Exxon and Carter Corbett and Associates. Though there is no written agreement in place, the parties to this prospective agreement have agreed to jointly fund the opening of a joint venture office either in Europe or the former Soviet Union atan estimated cost of approximately $200,000. Once this office has been established, of which no assurance can be given due to the need for financing which is not in place, Txon and MOLI, acting jointly, hope to be in a position to review and bid on several projects in Eastern and Western Europe and the newly independent states of the former U.S.S.R. MOLI clients include an extensive list of large western corporations, including Nestle, AT&T, Exxon and the International Monetary Fund. Principals of Txon and the Irish firm have already met with Russian officials in Moscow regarding several potential projects, but without sufficient funds with which to travel and remain in Europe for considerable periods, the Company will be unable to take advantage of its relationship with MOLI to participate in either bidding particular jobs or otherwise serving what management perceives as considerable pent up demand for infrastruction in the former constituents of the Soviet Union.

COMPETITION

     Recent economic conditions have led to increased competition among commercial real estate service companies. Some of the Company's competitors and potential competitors have vastly greater financial and marketing resources than the Company. There can be no assurance that the Company will not encounter increased competition in the future which could limit its ability to maintain or increase its market share and could adversely affect the Company's financial results.

     There are many well established concerns which have vastly greater financial and personnel resources than the Company. In view of the Company's extremely limited financial resources and limited management availability, the company expects to be at a competitive disadvantage compared to the Company's competitors. Management believes the Company's competitive posture will be significantly improved by the Furst Construction Company acquisition.

GOVERNMENT APPROVAL

     The Company must obtain certain government approvals and meet many licensing requirements in order to provide the services it proposes to offer in many States and foreign countries. The Company believes its existing management and project affiliates will be able to meet the licensing and project approval requirements in most states. Mr. Robert Carter-the Executive Vice President will act as the interface with the appropriate oversight bodies regarding regulations to maintain compliance. His experience as a two term president of the Construction Industry Council, has familiarized him with DOC, DOE, OSHA, HHS, DOI and DOL regulations and the requirements of the
Uniform Building Code adopted by many states. Most approvals are granted pursuant to evaluation criteria which are generally consistent among the
majority of states.   Though the Company's management has many years of
experience in dealing with local, state, federal and international government regulations and approval processes, no assurance can be given that the Company's experience and financial capabilities will be sufficient to meet the requirements of the jurisdictions in which it intends to operate.

EFFECTS OF GOVERNMENTAL REGULATIONS; COMPLIANCE
WITH ENVIRONMENTAL LAWS

     The construction and development industry is highly regulated. The
Company will be required to comply with a variety of federal, state and local laws relating to its proposed building activities, the building materials it uses, and the designs of its construction projects. These requirements vary widely,depending on the location. While the Company believes it will be able to remain in material compliance with all such laws, if it should be determined that the Company is not in compliance with the law, the Company could become subject to cease and desist orders, injunctive proceedings, civil fines and other penalties.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

     During the eleven-month period ended December 31, 1998, the Company's activities were primarily directed to the development of the Company's business plan, organizational structure, negotiations related to the Furst acquisition and potential MOLI joint venture, financing, project evaluations and relationship building. The Furst acquisition is important because Furst has completed work valued at approximately $32 million during the last fiscal year, has an additional $27 in work underway, and an additional $29 million in contracts to be completed in future years. The Company will realize nothing from the prospective Furst acquisition unless it can arrange financing to meet its $20 million cash requirement under the acquisition agreement. The Company also has also devoted attention to developing its marketing strategy. To this point the Company has realized no sales or revenues.

     Since inception the Company has incurred expenses of approximately $350,000. These expenses related to personnel, overhead, office equipment, legal and accounting, and expenses incurred in formulating the Company's business plan, developing its marketing strategy, and initiating sales efforts. The Company has financed its activities primarily from the sale of its common stock. During the eleven-month period ended December 31,1998 the Company raised its initial start-up capital of $200,000 through the sale of common stock to its founding principals. The Company raised an additional $150,000 through the sale of common stock to investors.

     During the coming year, Management plans to shift its focus to sales, marketing and initiating active project operations. Management anticipates cash requirements of $1,000,000 during the next twelve months. The Company has recently entered into a contract for the acquisition of Furst Construction Company, but due to lack of funds with which to complete the Furst acquisition, no assurance can be given that any revenues anticipated from that acquisition will actually materialize to the benefit of the Company. Txon and Furst Construction Company have offered their combined services to several large, international corporations and may be able to enter into contracts with them which will produce revenues, though no assurance can be given that this will be the case.

     In order to meet anticipated expenses over the next twelve months, the Company intends to seek additional risk capital through the sale of common shares. No underwriter, agent or other person has agreed to assist the Company in distributing any of its common shares, and no actions have been taken to ascertain whether to register such shares under the Securities Act of 1933 or rely on exemptions from registration to distribute such shares. No assurance can be given that the Company will be able to sell securities to meet its operating needs, or that if available, such sales could be effected on terms acceptable to the Company. If the Company is not able to sell additional securities to meet its operating expenses, it is doubtful that the Company will be able to continue as a going concern.

ITEM 3. DESCRIPTION OF PROPERTY

     The Company has no properties and at this time has no agreements to acquire any properties. The Company has moved out of the leased premises from which it operated since the beginning of 1999 and has not yet found another premise to lease. Management has provided for a significant portion of the Company's office equipment needs without cost.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

     The following table sets forth, as of December 31, 1998, each person known by the Company to be the beneficial owner of five percent or more of the Company's Common Stock, all directors individually and all directors and officers of the Company as a group.

Name and Address                 Amount of Beneficial         Percentage
of Beneficial Owner              Ownership                    of Class
-------------------              --------------------        ----------

John Chris Kirch                 1,100,000                    20%
3672 Cove Point Dr.
Salt Lake City, UT  84109

Stephanie Harnicher              1,100,000                    20%
5632 East Pioneer Fork Road
Salt Lake City, UT  84108

Robert E. Carter                 900,000                      16%
3739 Palmetto Creek
Kingwood, TX  77339
Seymour Tatar                    600,000                      11%
1023 Nantucket
Houston, TX 77057

Jay Schapiro                     300,000                       5%
12 Ruby Field Court
Baltimore, MD 21209

All Executive Officers
and Directors as a
Group (5 Person)                 4,000,000                    72%

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

     The Company has five Directors and Officers as follows:

Name                              Age              Positions/Offices Held
------                            ---                  ----------------------

John Chris Kirch                   42               Chairman, Director

Stephanie Harnicher                41               President, CEO,  Director

Robert E. Carter                   58               Executive V.P.,  Director

Seymour Tatar                      67               V.P. of Design,  Director

Jay Schapiro                       39               Secretary, Treasurer,
V.P.
                                                        of Admin., Director

     There are no agreements or understandings for any officer of director to resign at the request of another person and the above-named officers and directors are not acting on behalf of, nor will they act at the direction of any other person.

     Set forth below are summaries of the business experience of the Directors and Officers of the Company for at least the last five years:

John Chris Kirch, Chairman of the Board, Director & Head of  Corporate
Development.

     Mr. Kirch Age 42, has been a director of the Company since its inception in January of 1998. His main role is to facilitate the company's funding needs and promotional requirements. Beginning in January of 1997, Mr. Kirch began preliminary work with Westin Hotels and Properties, Inc., and from May of 1997 through May of 1998, Mr. Kirch was Vice Chairman and Director of
Corporate Development for that corporation which operated as a Hotel operating company. While in the hotel business Mr. Kirch was involved in the areas of business planning and the development of funding to expand this Hotel Chain. From April of 1994 to December of 1996 Mr. Kirch was a cofounder and director of planning for PharmaPrint, Inc., f/k/a ABT Global Pharmaceutical Corporation, out of the University of Southern California School of Medicine. His specific role in this start up and development stage company was to prepare its initial business plan and arrange for start-up funding for the corporation. Mr. Kirch specializes in arranging private placement funding, preparing and placing public offerings, while developing multi-media news, advertising and marketing support.

Stephanie Harnicher, President, Chief Executive Officer & Director.

     Ms. Harnicher Age 41, has been President, Chief Executive Officer and a director of the Company since its inception in January of 1998. Her main role is to oversee all operations and administrative controls of the company. Ms. Harnicher has over 20 years experience in real estate development, construction management, and real estate financial services. In January 1995 Ms. Harnicher formed Entrepreneurs Mortgage Source, Inc., and from then through the present she has acted as President of that corporation whose business is providing funding for residential and commercial real estate projects. She quit devoting substantial time to this company in January of 1998 when Txon was formed; but continues as an officer and director thereof. From October, 1981 through March 1992 Ms. Harnicher worked in several positions at Exxon Corporation or its subsidiaries for ten years, where she was active in strategy, investment analysis, financing, real estate development and marketing of commercial and residential real estate projects. Ms. Harnicher was a key person in the development and marketing for Exxon of many shopping centers, office complexes and land development projects. During her 10 year tenure at Exxon, Ms. Harnicher managed various leasing, sales and administrative personnel to fully coordinated all aspects of construction, design, legal and property management functions. Prior to Exxon she has also served as a financial consultant to Westinghouse, McDonald Douglas, Gould and the U.S. Navy, as well as an instructor of Finance at the University of Houston. Ms. Harnicher has strong community ties and is a member of several business, civic, and community groups, including the National Association of Women Business
Owners, the Utah  Professional Women's Association, and the Beta Gamma
Sigma Honorary Business Fraternity. Past associations include The National Mortgage Bankers Association, Rotary, Park City and Salt Lake City
Chambers of Commerce, Executive Womans' Association and has served as President of her College Association for 10 years.

     Ms. Harnicher received her undergraduate degree from Goucher College and her Masters of Business Administration concentrating in finance and investments from the George Washington University, Washington, D.C. She graduated with top honors and was invited to join the Beta Gamma Sigma honorary Business Fraternity. Her business and professional history includes almost two decades of multifaceted management experience in finance, marketing, and real estate development.

Robert E. Carter, Executive Vice President, Head of Worldwide Project Management, & Director.

     Mr. Carter, age 58, has been Executive Vice President, and a director of the Company since its inception in January of 1998. Mr. Carter's multi-disciplined professional expertise stems from his career as a managing engineer in the building, development, and energy industry for over 25 years. For Txon he is responsible for project construction administration for complex and large-scale real estate projects worldwide, he has built an impressive record of accomplishments. Mr. Carter speaks English, Russian, and Spanish. He has been able to adapt to different cultures effectively working as a corporate team player and/or leader to manage and complete assignments on time and within budget in difficult foreign locations. His diversified experience ranges from complex renovations of aerospace testing and laboratory environments, to hospitals and medical support facilities, from multimillion dollar premier office buildings, hotels and retail centers to large secure expatriate private housing communities. From January 1995 through January 1998 Mr. Carter worked as an independent contract manager uinder the auspices of Carter, Corbett and Associates, where he facilitated the start-up marketing, accounting, financial reporting and daily operation of an entrepreneurial business, which has provided project development/ management services in Russia, Ukraine, Nigeria, Egypt, England, Germany, France and Belgium for several multinational companies, defining missions or providing feasibility studies, project funding, planning and/or implementation. From January 1992 through December 1994
Mr. Carter worked for Exxon's Houston development company as senior international project manager for twelve years. He provided management services for local and overseas corporate ventures, while developing foreign networks to expedite contract demands. Mr. Carter analyzed and provided feasibility studies with long-term investment planning for capital projects, as well as responsibility for stewardship of schedules, budgets, and reporting. At Exxon he constructed and managed 230,000 square meters of Class A office buildings and hotels, 10,000 square meters of commercial retail space, and served as a key person for three (3) planned residential communities with supporting infrastructure, including schools, religious facilities and municipal buildings.

Seymour M. Tatar,  Vice President of Design & Project Planning.

     Mr. Tatar, age 67, has been Vice President, and a director of the Company since its inception in January of 1998. Prior to joining Txon Mr. Tatar has been an independent architect for over 25 years with a highly successful professional career completing over 300 projects in architecture, urban design, site planning, contracting, construction management, and real estate development. Mr. Tatar's responsibilities for Txon include comprehensive services that included site landscape and project design, programming, space planning, feasibility, urban renewal, city planning, civic and tax increment district design, engineering and specialized consultant coordination, educational and library behavioral research, on-site construction management. Mr. Tatar's tasks also include bringing together teams of specialized professional consultants, directing them to accomplish specific complex tasks in a comprehensive manner. He is also to analyze cost control, site selection, lighting, acoustics, environmental assessments, real estate appraisal, traffic, food handling, asbestos removal, marketing, legal, business and economic feasibility - all in response to an assignment's special needs.

Mr. Tatar has been professionally registered in fourteen states, is currently accredited by the National Council of Architectural Registration Board, and participates in several professional and civic associations.

Jay Schapiro, Vice President of Administration, Director and Secretary.

     Mr. Schapiro, age 39, has been an officer and director of the company since August 1998. Mr. Schapiro's duties include managing daily office and financial administration of the company, along with maintaining all books and records as the corporate secretary. From October 1997 he acted as a securities trader for his own account. From January 1995 to September 1997 he served as Mid Atlantic Market manager for MCI Cellular where he oversaw the build out of twelve facilities, concurrently with managing and marketing programs, the staffing and providing profit/loss reports for the region. From March 1993 to April 1995 Mr. Schapiro served as a development manager for Petstuff, Inc., a chain of large format pet supply stores, coordinating the opening of opening the initial five locations.

     Directors and officers of the Company have serve in their respective capacities since January 28, 1998 and will serve for periods of one year or until their successors have been elected and accepted their positions.

     At the present time, all of the officers and directors of the Company are devoting essentially full time to the business of the Company despite the inability of the Company to compensate them. Without funding, of which no assurance can be given, management will not be able to continue to serve without pay indefinitely.

ITEM 6. EXECUTIVE COMPENSATION.

     The following table sets forth the cash compensation paid or accrued for services rendered in all capacities to the Company in 1999, to the Officers and Directors of the Company (the "Named Executives").

            SUMMARY COMPENSATION TABLE SUMMARY COMPENSATION TABLE
                       FISCAL 1999 ANNUAL COMPENSATION

     Executives of the Company were paid the following cash consideration during the fiscal year ended June 30, 1999.

                            Salary          Bonus                   Other
Name & Principal            Annual                   Long Term
Position                    Compensation             Compensation
Awards

John Chris Kirch             $5,538.38         ---         ---         ---
Chairman

Stephanie Harnicher          $20,000         ---         ---         ---
President, CEO, & Director

Jay Schapiro                 $31,000         ---         ---
Vice President, & Director

     There are no employment agreements in effect as of this time. The Company is considering implementing employment agreements which would be in effect for an initial term of two years and then renew automatically for successive one-year terms unless terminated earlier according to the terms therein.

     The Company currently has no obligations to compensate any other of its executive officers or directors at this time but retains the right to do so as it sees fit. The Company is considering instituting an incentive stock option or stock bonus plan for its executive officers, but currently has no such plan in place.

     No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Company for the benefit of its employees to date.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

     On February 25, 1999 the Company issued a total of 4,000,000 shares of Common Stock of the company to the five founders and officers and directors for total of $200,000.00 in cash ($.05 per share):

NAME                     NUMBER OF TOTAL SHARES             CONSIDERATION
-----                    ----------------------             ------------

John Chris Kirch                 1,100,000                      $55,000
Stephanie Harnicher              1,100,000                      $55,000
Robert E. Carter                 900,000                        $45,000
Seymour Tatar                    600,000                        $30,000
Jay Schapiro                     300,000                        $15,000
                                                               $200,000

     Between March 1, 1999 and March 28, 1999 the company sold an aggregate of 1,500,000 shares of its common stock to a total of 31 investors at a sales price of $.10 per share pursuant to an exemption from registration provided by Regulation D of Rule 504 promulgated under the Securities Act of 1933 as to which Notice of Sale on Form D was filed with the Securities and Exchange Commission on March 8, 1999. These securities were sold for cash.
The increase from $.05 paid for common shares by founders and the $.10 purchase price for which shares were sold to outisde investors is attributable to (1) the amount of capital the Company needed to raise to continue its operations, (2) the price which prospective investors indicated they would be willing to pay for shares, and (3) the fact that an agreement in principle had been reached related to the Furst acquisition, an agreement which management believes had the potential to significantly increase the long term worth of the Company's shares. There were no underwriting discounts or commissions involved in the sale of these securities.

ITEM 8. DESCRIPTION OF SECURITIES.

     The authorized  capital stock of the Company consists of 50,000,000 shares of Common Stock, par value $.001 per share, and 10,000,000 shares of Preferred Stock, par value $.001 per share. The following statements
relating to the capital stock are summaries.   Reference is made to the more
detailed provisions of, and such statements are qualified in their entirety by the Certificate of Incorporation and the By-laws of the Corporation, copies of which are filed as exhibits to this registration statement.

COMMON STOCK

     Holders of shares of common stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of common stock do not have cumulative voting rights. Holders of common stock are entitled to share proratably in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available therefor.

     In the event of a liquidation, dissolution or winding up of the Company, the holders of common stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. All of the outstanding shares of common stock are, fully paid and non-assessable.

     Holders of common stock have no preemptive rights to purchase the Company's common stock. There are no conversion or redemption rights or sinking fund provisions with respect to the common stock.

PREFERRED STOCK

     The Company's Certificate of Incorporation authorizes the issuance of 10,000,000 shares of preferred stock, $.001 par value per share, of which no shares have been issued. The Board of Directors is authorized to provide for the issuance of shares of preferred stock in series and, by filing a certificate pursuant to the applicable law of Nevada, to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof without any further vote or action by the shareholders. Any shares of preferred stock so issued would have priority over the common stock with respect to dividend or liquidation rights.

     Any future issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the shareholders and may adversely affect the voting and other rights of the holders of common stock. At present, the Company has no plans to issue any preferred stock nor adopt any series, preferences or other classification of preferred stock.

     Under certain circumstances, the issuance of Preferred Stock could adversely affect the voting power of the holders of the Common Stock. The Company has no present plans to issue any Preferred Stock.

     The Company does not expect to pay dividends.  Dividends, if any, will be
contingent  upon  the  Company's   revenues  and  earnings, if  any,  capital
requirements and financial conditions. The payment of dividends, if any, will be within the discretion of the Company's Board of Directors. The Company presently intends to retain all earnings, if any, for use in its business operations and accordingly, the Board of Directors does not anticipate declaring any dividends in the foreseeable future.

                                    PART II

ITEM 1.  MARKET PRICE FOR COMMON EQUITY AND RELATED
STOCKHOLDER MATTERS.

     There is no trading market for the Company's Common Stock at present and there has been no trading market to date. There is no assurance that a trading market will ever develop or, if such a market does develop, that it will continue.

     (a) Market Price. The Company's Common Stock is not quoted at the present time.

     (b) Holders. There are presently 36 holders of the Company's Common Stock, five of whom are officers and/or directors of the Company. The balance are independent investors.

     (c) There are no outstanding warrants or options giving any person the right to acquire any shares of the Company, and none of its outstanding common shares are eligible to be sold under Rule 144. The Company intends to publicly offer common shares to raise investment capital, but no details of any such proposal have been agreed upon. There are no employee benefit or dividend reinvestment plans which could have a material effect on the market price, if any, of the Company's common shares.

     (d) Dividends. There are no restrictions that limit the ability to pay dividends on the Company's common stock. However, the Company has not paid any dividends to date, and has no plans to do so in the foreseeable future.

ITEM 2.   LEGAL PROCEEDINGS.

     There is no litigation pending or threatened by or against the Company.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

     The Company has not changed accountants since its formation and there are no disagreements with the Company's accountants.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.

     During the past Twelve months, the Company has sold securities which were not registered as follows:

      NAME                                NUMBER OF              CONSIDERATION
                                          SHARES

      John Chris Kirch (1)                   1,100,000           $55,000
      Stephanie Harnicher (2)                1,100,000           $55,000
      Robert E. Carter  (3)                  900,000             $45,000
      Seymour Tatar (4)                      600,000             $30,000
      Jay Schapiro (5)                       300,000             $15,000

(1) Mr. Kirch is an officer and director of the Company and the beneficial owner of such shares.

(2) Ms. Harnicher is an officer and director of the Company and the beneficial owner of such shares.

(3) Mr. Carter is an officer and director of the Company and the beneficial owner of such shares.

(4) Mr. Tatar is an officer and director of the Company and the beneficial owner of such shares.

(5) Mr. Schapiro is an officer and director of the Company and the beneficial owner of such shares.

     Additionally since January 1, 1999 the Company has sold 1,500,000 of its common shares to 31 persons without registration under the Securities Act of 1933 in reliance on the exemption from registration provided by section 3(b) of the Securities Act of 1933 and Rule 504 of Regulation D thereunder. The Company received total gross proceeds of $150,000 from these sales.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The General Corporation Law of the State of Nevada provides that a Nevada corporation has the power, under specified circumstances, to indemnify its directors, officers, employees and agents, against expenses incurred in any action, suit or proceeding. That law provides that a certificate of incorporation may contain a provision eliminating the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director provided that such provision shall not eliminate or limit the liability of a director (i)for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) relating to liability for unauthorized acquisitions or redemptions of, or dividends on, capital stock) of the General Corporation Law of the State of Nevada, or (iv) for any transaction from which the director derived an improper personal benefit. The Company's Certificate of Incorporation contains such a provision which provides for the indemnification of officers and directors of the Company to the full extent permissible under Nevada law.

                                 PART F/S



                  TXON INTERNATIONAL DEVELOPMENT CORPORATION

                         (A Development Stage Company)

                             FINANCIAL STATEMENTS

                               SEPTEMBER 30, 1998

                                      AND

                            MARCH 31, 1999 (UNAUDITED)

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Txon International Development Corporation
Salt Lake City, Utah

Board Members:

     We have audited the accompanying balance sheet of Txon International Development Corporation (a development Stage Company) as of September
30, 1998, and the related statements of operations, changes in stockholders' equity, and cash flows for the period January 29, 1998 (inception)to September 30, 1998 then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.
An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Txon International Development Corporation (a development Stage Company), as of September
30, 1998 and the results of its operations, and its cash flows for the period January 29, 1998 (inception) to September 30, 1998 then ended in conformity with generally accepted accounting principles.

                                   Respectfully submitted,



                                   /S/ Robinson Hill & Company
                                   Certified Public Accountants

Salt Lake City, Utah
January 16 , 1999

                  TXON INTERNATIONAL DEVELOPMENT CORPORATION
                          (A Development Stage Company)
                                  BALANCE SHEET




                                          (Unaudited)
                                          March 31,            September 30,
                                          1999                  1998

ASSETS

  Cash in bank                            $  6,881              $ 83,468
  Investments                                6,000                 6,000

        Total Assets                      $ 12,881              $ 89,468

LIABILITIES AND STOCKHOLDERS' EQUITY

  Accounts payable                        $  6,714              $ 12,251
  Accrued expenses                          19,500                 6,031
  Accounts payable - officers               65,615                16,200

          Total Liabilities                 91,829                34,482

Stockholders' Equity
Preferred stock (par value $0.001),
 10,000,000 shares authorized, no
 shares issued at September 30, 1998           --                    --
Common stock to be issued                  200,000              110,000
Common stock (par value $0.001),
 50,000,000 shares authorized, no
 shares issued at September 30, 1998           --                    --
Capital in excess of par value                 --                    --
Deficit accumulated during development
 stage                                    (278,948)              (55,014)

          Total Stockholders' Equity      ( 78,948)               54,986

          Total Liabilities and
           Stockholders' Equity          $  12,881              $ 89,468

The accompanying notes are an integral part of these financial statements.

                TXON INTERNATIONAL DEVELOPMENT CORPORATION
                       (A Development Stage Company)
                          STATEMENT OF OPERATIONS





                                (Unaudited)
Cumulative
                                For the Six   For the Period   Since
                                Months Ended  Ended
Inception of
                                March 31,     September 30,
Development
                                1999          1998             Stage

Revenues                        $     -       $    -           $     -

Expenses
  Selling, general and
   administrative expenses       223,934       55,014           278,948
Operating Loss                  (223,934)     (55,014)        (278,948)

Other income (expense):
   Interest expense                    -            -                -

Loss before taxes               (223,934)     (55,014)        (278,948)
Income taxes                           -            -                -

       Net Loss                $(223,934)    $(55,014)       $(278,948)

Basic per Share Amounts
Net Income (Loss)              $   (0.06)    $  (0.06)
Weighted Average Shares
 Outstanding                   3,460,000      854,144

The accompanying notes are an integral part of these financial statements.

               TXON INTERNATIONAL DEVELOPMENT CORPORATION
                      (A Development Stage Company)
             STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY



                                                                     Deficit
                                                                     Accumulated
                        Common Stock                                 During
              Preferred To be Issued       Common      Excess of     Development
              Stock     Shares    Amount   Shares  Amount  Par value Stage

Stock to be
 issued in
 exchange
 for cash      -        2,200,000 $110,000  -       -       -        $   -

Net Loss       -                -        -  -       -       -         (55,014)

Balance
 September 30,
 1998          -        2,200,000  110,000  -       -       -         (55,014)

Stock to be
 issued in
 exchange for
 cash          -        1,800,000   90,000  -       -       -              -

Net Loss       -                -        -  -       -       -         (223,934)

Balance March
 31, 1999
 (Unaudited)   -        4,000,000 $200,000  -       -       -        $(278,948)


      The accompanying notes are an integral part of these financial statements.

                  TXON INTERNATIONAL DEVELOPMENT CORPORATION
                         (A Development Stage Company)
                            STATEMENT OF CASH FLOWS

                                       (Unaudited)                  Cumulative
                                       For the Six   For the        Since
                                       Months Ended  Period Ended   Inception of
                                       March 31,     September 30,  Development
                                       1999          1998           Stage

Cash Flows from Operating Activities:
 Cash paid to suppliers and employees  $166,587      $ 20,532       $187,119
      Net cash used in
       operating activities            (166,587)      (20,532)      (187,119)

Cash Flows from Investing Activities:
 Investment in deferred
  development costs                           -       ( 6,000)     (  6,000)
     Net cash used by
      investing activities                    -       ( 6,000)     (  6,000)

Cash Flows from Financing Activities:
  Proceeds from common stock
   to be issued                          90,000       110,000       200,000
      Net cash provided by
       financing activities              90,000       110,000       200,000

Net change in cash and cash equivalents (76,587)       83,468         6,881
Cash and cash equivalents at
 beginning of year                       83,468             -             -
Cash and cash equivalents at end of year $6,881       $83,468      $  6,881

Reconciliation of Net Loss to Net Cash
 Used in Operating Activities:
Net loss                              $(223,934)      (55,014)     $(278,948)

Adjustments used to reconcile net
 loss to Net cash used in operating
 activities:
Increase in accounts payable             (5,537)       12,251         6,714
Increase accrued expenses                13,469         6,031        19,500
Increase in accounts payable - officers  49,415        16,200        65,615

Net cash used in operating activities $(166,587)     $(20,532)    $(187,119)

      The accompanying notes are an integral part of these financial statements.

                  TXON INTERNATIONAL DEVELOPMENT CORPORATION
                         (A Development Stage Company)
                         NOTES TO FINANCIAL STATEMENTS
                               SEPTEMBER 30, 1998
                  (References to March 31, 1999 are Unaudited)


NOTE 1 - ORGANIZATION AND SUMMARY OF ACCOUNTING
POLICIES

     This summary of accounting policies for Txon International Development Corporation is presented to assist in understanding the Company' financial statements. The accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

     The unaudited financial statements as of March 31, 1998 and for the six months then ended reflect, in the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to fairly state the financial position and results of operations for the six months. Operating results for interim periods are not necessarily indicative of the results which can be expected for full years.

Organization and Basis of Presentation

     The Company was incorporated under the laws of the state of Nevada on January 29, 1998 as Weston International Development Corporation. On July 28, 1998 the name of the Company was changed to Txon International Development Corporation. The primary business of the Company is the acquisition, development, construction and operation of real properties. The Company is in the development stage since January 29, 1998 (inception) and has not commenced planned principal operations.

Nature of Business

     The Company intends to acquire interests in various business opportunities, which in the opinion of management will provide a profit to the company.

Cash Equivalents

     For the purpose of reporting cash flows, the Company considers all highly liquid debt instruments purchased with maturity of three months or less to be cash equivalents to the extent the funds are not being held for investment purposes.

Pervasiveness of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles required management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial

                 TXON INTERNATIONAL DEVELOPMENT CORPORATION
                         (A Development Stage Company)
                          NOTES TO FINANCIAL STATEMENTS
                               SEPTEMBER 30, 1998
                                   (Continued)
                    (References to March 31, 1999 are Unaudited)


NOTE 1 - ORGANIZATION AND SUMMARY OF ACCOUNTING
POLICIES (continued)

statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk

     The Company has no significant off-balance-sheet concentrations of credit risk such as foreign exchange contracts, options contracts or other foreign hedging arrangements. The Company maintains the majority of its cash balances with one financial institution, in the form of demand deposits.

Net Loss per Common Share

     There are no outstanding common stock equivalents for 1998 and are thus not considered.

     The reconciliations of the numerators and denominators of the basic EPS computations are as follows:

              For the Six Months Ended March 31, 1999 (Unaudited)

                                             Number
                                             of
                               Loss          Shares         Loss Per
                               (numerator)   (denominator)  Share

Loss to Common Shareholders    $(223,934)    3,460,000      $(0.06)


                    For the Period Ended September 30, 1998

                                              Number
                                              of
                                Loss          Shares           Loss Per
                                (numerator)   (denominator)    Share

Loss to Common Shareholders     $(55,014)     854,144          $(0.06)



                   TXON INTERNATIONAL DEVELOPMENT CORPORATION
                          (A Development Stage Company)
                          NOTES TO FINANCIAL STATEMENTS
                                 SEPTEMBER 30, 1998
                                    (Continued)
                  (References to March 31, 1999 are Unaudited)


NOTE 2 - INCOME TAXES

     The Company has accumulated tax losses estimated at $275,000 and $53,000, as of March 31, 1999 and September 30, 1998 respectively, expiring in 2013. Current tax laws limit the amount of loss available to be offset against future taxable income when a substantial change in ownership occurs. The amount of net operating loss carryforward available to offset future taxable income will be limited if there is a substantial change in ownership.

NOTE 3 - DEVELOPMENT STAGE

     The Company has not begun principal operations and as is common with a development stage company, the Company has had recurring losses during its development stage.

NOTE 4 - COMMITMENTS

     As of March 31, 1999 and September 30, 1998 all activities of the Company have been conducted by corporate officers from either their homes or business offices. Currently, there are no outstanding debts owed by the company for the use of these facilities and there are no commitments for future use of the facilities.

NOTE 5 - RELATED PARTY TRANSACTIONS

     During 1999 and 1998 the Company borrowed $46,000 and $40,000, respectively from an officer and shareholder to pay administrative expenses. The loan is payable on demand. As of March 31, 1999 and September 30, 1998, the principal owing is $65,615 and $16,200, respectively.

     During 1998 the Company paid $3,000 to an officer for rent of office space.

                                     PART III

Exhibits

3.(i)    Articles of Incorporation
3.(ii)   By-Laws
10       Business Sales Agreement
                                  SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                  TXON INTERNATIONAL DEVELOPMENT
                                  CORPORATION.


                                   By: /s/ Stephanie Harnicher
                                  Stephanie Harnicher, President